ATLAS FUTURES FUND, LP
                             505 Brookfield Drive
                                Dover, DE 19901

                                (800) 833-1306

					October 28, 2010


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Atlas Futures Fund, Limited Partnership (the "Issuer")
	Withdrawal of Post-Effective Amendment No. 14 to Registration Statement on Form S-1, Registration No. 333-59976

Ladies and Gentlemen:

	Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests the withdrawal of Post-Effective Amendment No. 14 (Accession Number: 0000865549-10-000003) to the Registration Statement on Form S-1, Registration No. 333-59976. No securities were offered or sold pursuant to it or the prospectus contained therein.

	Please contact the undersigned with anything further.

 					ATLAS FUTURES FUND, LP
 					By: Ashley Capital Management, Inc.
					General Partner


					By:  /s/ Michael Pacult
					Michael Pacult, President